SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 2)

PRESIDENTIAL REALTY CORPORATION
(Name of Issuer)
Class A Common Stock, $.00001 par value Class B Common Stock, $.00001 par value
(Title of Class of Securities)
Class A: 741004105 Class B: 741004204
(CUSIP Number)
NICKOLAS W. JEKOGIAN, JR., TRUSTEE OF THE BBJ IRREVOCABLE FAMILY TRUST 312 Lewis Rd. Broomall, PA 19008 (917) 721-9057
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

February 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Class A: 741004105; Class B: 741004204
1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Nickolas W. Jekogian, Jr., Trustee of the BBJ Irrevocable Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER Class A: 177,013 Class B: 217,545
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER Class A: 177,013 Class B: 217,545
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON Class A: 177,013 Class B: 250,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A: 40% Class B: 5.66%
14.	TYPE OF REPORTING PERSON* IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2”). This Amendment

No. 2 amends the Schedule 13D only as specifically set forth.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, $.00001 par value (the "Class A Common Stock") and the Class B Common Stock, $.00001 par value (the "Class B Common Stock"), of Presidential Realty Corporation, a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 1430 Broadway, Suite 503, New York, NY 10018.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 125,000 shares of Class B Common Stock was $151,250. The shares of Class B Common Stock were acquired with the Trust’s funds.

Item 4.	Purpose of Transaction.

The 125,000 shares of Class B Common Stock acquired by the Trust were acquired as of February 18, 2015 at an aggregate purchase price of $151,250. The shares were acquired in a private transaction between the Trust and the stockholder owning such shares.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) According to the Company’s Quarterly Report on form 10-Q for the quarter ended September 30, 2014, as of November 14, 2014, there were 442,533 shares of Class A Common Stock and 3,846,147 shares of Class B Common Stock outstanding. The Reporting Person is the beneficial owner of 177,013 shares of Class A Common Stock of the Company which comprises 40% of the issued and outstanding Class A Common Stock. The Company’s certificate of incorporation prohibits beneficial ownership of more than 9.2% of the outstanding shares of the Company’s Common Stock. Accordingly, 32,455 of the 125,000 shares of Class B Common Stock acquired by the Trust constitutes Excess Shares as provided in the Company’s certificate of incorporation. Excess Shares held by the Trust cannot be voted or disposed of by the Trust. The Reporting Person is the beneficial record holder of 250,000 shares of Class B Common Stock of the Company but is the beneficial owner of only 217,545 of such shares which comprises 5.66% of the issued and outstanding Class B Common Stock.

The Reporting Person has sole power to vote or direct the vote of all of the shares of Class A Common Stock and Class B Common Stock described herein.

(c) On February 18, 2015, the Trust purchased 125,000 shares of Class B Common Stock at an aggregate purchase price of $151,250.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Class A Common Stock or the Class B Common Stock owned by the Reporting Person.

(e) Not Applicable

Item 7.	Materials to be filed as Exhibits.

99.1	Assignment dated February 18, 2015, by Nickolas W. Jekogian, III to Nickolas W. Jekogian, Jr. as Trustee of the BBJ Family Irrevocable Trust

99.2	Excess Share Agreement dated February 18, 2015, between Nickolas W. Jekogian, Jr., as Trustee of the BBJ Irrevocable Family Trust and the Company

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    February 27, 2015

/S/ Nickolas W. Jekogian Jr. Nickolas W. Jekogian, Jr., Trustee of the BBJ Family Irrevocable Trust